aggreko





Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
USA

20 October 2004

SUPPL

Ladies and Gentleman:

Aggreko plc
File Number 82-4659

On behalf of Aggreko plc, I hereby submit information summarised on the attached schedule pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Yours Faithfully

A Paul Allen
Company Secretary

PROCESSED
DEC 17 2004
THOMSON
FINANCIAL

Aggreko plc
121 West Regent Street
Glasgow G2 2SD
Scotland UK
Tel +44(0)141 225 5900

Title	Date	Entity requiring item
Form 363s Annual return	3rd August 2004	UK Companies Registry
Interim Report	16th September 2004	UK Financial Services Authority

INTERIM 2004

Aggreko plc Interim Report 2004

aggreko

INSIDE

On our website
Visit our investors' section at
www.aggreko.com/investors for the following:
- Interim Results Announcement 2004
- Interim Results Presentation
- Annual Reports and Accounts 2003
- Strategy Review Presentation
- Interactive Charting 1998-2003
- Major Projects – Media Gallery 2003


www.aggreko.com/investors

aggreko

About Aggreko

Aggreko provides temporary power, temperature control and oil-free compressed air systems to companies around the world.

Financial highlights

For the six months ended 30 June

	2004	2003	Change
Turnover *£m*	150.8	159.3	(5.4%)
Basic EPS *pence*	0.49	4.37	(88.8%)
Basic EPS pre-exceptional items *pence*	3.97	4.37	(9.3%)
Dividend per share *pence*	2.25	2.20	2.3%
Capital Investment *£m*	27.8	42.1	(33.9%)
Shareholders' Funds *£m*	174.3	180.4	(3.4%)



Turnover
£m
2000
124.2
279.5
2001
157.3
325.8
2002
167.7
340.1
2003
159.3
331.8
2004
150.8



Basic eps
pence
2000
5.40
14.51
2001
6.29
15.77
2002
6.05
13.03
2003
4.37
10.17
2004
3.97



Capital Investment
£m
2000
46.5
84.1
2001
61.5
99.1
2002
26.6
59.4
2003
42.1
61.9
2004
27.8



Dividend per share
pence
2000
1.95
4.90
2001
2.10
5.30
2002
2.20
5.55
2003
2.20
5.65
2004
2.25



Shareholders' Funds
£m
2000
109.0
131.0
2001
146.3
162.2
2002
169.4
173.6
2003
180.4
185.9
2004
174.3

☐ Half Year ■ Full Year

Our businesses

Aggreko provides solutions to customers who need power, temperature control, or oil-free compressed air either very quickly, or for a short period of time. We do this on a global basis, with over 100 service centres, and operating in 28 countries worldwide. The solutions we provide range from the simple to the very complex. From the simple hire of a standby generator at a sporting event, to multi-million pound contracts to maintain production in petrochemical plants, support military and humanitarian operations, or provide additional generating capacity to national electricity grids.

The distinguishing features of our business are:

- Our business supplies mission-critical services. For our customers, power, temperature control, and oil-free air are services on which their businesses are totally dependent. Most of our customers use our services only occasionally – but when they do, they rely on us to keep their business or operation running.
- We operate internationally. This means that we can respond to events as they happen anywhere around the world.
- We are organised to address all segments of the market – we excel in managing both major projects on an international basis, and high-volume short-term rental on a local basis.
- We are completely focused on the rental of power, temperature control, and oil-free air. We have technical expertise, skills and experience on a scale, and to a depth, that we believe nobody else can rival.

As a result, we have grown to be the market leader, with outstanding people, customer relationships, distribution and reputation.


POWER
TEMPERATURE CONTROL
OIL-FREE AIR

Locations

Aggreko is a locally-focused business, that has a global reach through an international network spanning North America, Europe, the Middle East, and Australia. With more than 100 service centres in 28 countries, we combine local knowledge with global capability. Our staff have on-the-ground experience in their own markets, while learning from the work of colleagues all over the world.

Being close to our customers means we can be there in an emergency, able to respond quickly to their needs. At the same time, as a global business we can use our resources strategically, moving staff and equipment around the world – to wherever our customers need them.





Philip Rogerson
Chairman

Chairman's Statement

Overview and Strategy Update

Aggreko made good progress on several fronts during the first half, which was notable for a sharp improvement in the performance of our North American business and the completion of our Strategy Review, which was presented to investors in early March. This review has been well received both inside and outside the company, and sets out a clear path for putting Aggreko into a position from which it can deliver sustainable growth.

The review identified two main elements: the geographic and market diversification of our international power projects business, and the implementation of a new operating model within our local businesses.

The implementation of the review has necessitated significant changes to the structure, operating processes, and management team of the business. To give an illustration of the scale of this change, of the 80 most senior managers within Aggreko, over half are now in new roles, or have been newly recruited into the company. Whilst managing and responding to these changes has put people at all levels of the organisation under considerable pressure, they have responded magnificently and have worked hard to maintain the market-leading levels of customer service for which Aggreko is rightly renowned.

We believe it will take up to two years to implement the changes envisaged in the Strategy Review; good progress has been made so far, but major challenges still lie ahead. The new Enterprise Resource Planning (ERP) system will be rolled out throughout the local business; the hub-and-spoke model, and in particular the implementation of centralised administration and call handling, will take time to bed in; premises suitable for the new operating model have to be acquired and old ones disposed of. We remain confident that the course we have set ourselves is the right one, and that execution of the strategy overall is progressing as expected.

Trading

The Group's trading performance in sterling terms has been heavily influenced by movements in exchange rates and, in particular, the weakening in the US$ from an average rate in the first half of 2003 of £1 : $1.61 to an average of £1 : $1.82 in the first half of 2004. Group revenue, in constant currency[1] and excluding Sri Lankan fuel, increased by 2.6%; but, after translational exchange movements and a reduction in volumes of Sri Lankan fuel (which the company passes on to the customer at no margin), reported revenue, at £150.8 million, showed a decline of 5.4% compared with the first half of 2003.

Group pre-tax profits before exceptional items fell by 9.3% to £15.6 million, causing earnings per share before exceptional items to fall by 9.3% to 3.97 pence. Exceptional costs of £13.7 million relating to the reorganisation associated with our new strategy were taken in the first half, out of a total anticipated charge of £15 million. Group pre-tax profits and earnings per share after exceptional items were £1.9 million and 0.49 pence respectively.

During the first six months of the year Aggreko's capital expenditure amounted to £27.8 million compared with £42.1 million in the same period last year. It is expected that capital expenditure for the full year will be in the region of £60 million, broadly in line with depreciation and at a level similar to last year. Net debt reduced during the period by £2 million to £97.9 million at the period end; this compares with £131.8 million at 30 June 2003.

During the first half, Aggreko concluded the refinancing of £200 million of debt facilities with five leading international banks. The new bi-lateral multi-currency facilities have a range of maturities up to 7 years with key financial covenants being unchanged from the previous arrangements.

In the light of Aggreko's strong financial position, underlined by interest cover before exceptional items in excess of 9 times, the Board has decided to declare an interim dividend of 2.25 pence which represents a 2.3% increase over the interim dividend paid in 2003. This interim dividend will be paid on 19 November 2004 to shareholders on the Register at 22 October 2004, with an ex-dividend date of 20 October 2004.

Outlook

In the second half, our International business continues to trade strongly although, as always, the full-year performance will be dependent on the timing of new contracts and on extensions to existing contracts. A number of military contracts have already been extended, and we expect full year revenue from this sector to be at a similar level to 2003. We continue to strengthen our capability in our new markets in Asia and South America. Our local business in the Middle East is very busy, largely as a result of the buoyant local construction sector.

In North America, the benefits of the cost reduction exercise undertaken in the first half and work arising from recent hurricanes have partially offset the effect of generally cool temperatures in the early summer months, which reduced the demand for both temperature control equipment and power. On a like-for-like basis, we expect the North American business to continue to perform ahead of last year in the second half.

Weak market conditions in Europe have been compounded by a noticeably cooler summer than last year. Furthermore, it is within the European business that the most far-reaching organisational changes have been implemented and, as was expected, these have caused some disruption to our operations. The outlook is for a difficult second half in Europe although, by the end of the period, we expect to see some of the benefits arising from the restructuring.

Overall, we now expect that profit before tax for the full year will be at least £38 million, which was the level achieved last year on a constant currency basis.



Philip G Rogerson
Chairman

16 September 2004

[1] Constant currency takes account of the impact of translational exchange movements in respect of our overseas businesses.

Operating and Financial Review



Rupert Soames
Chief Executive



Angus Cockburn
Finance Director

All figures below are before the impact of exceptional items unless otherwise stated.

Introduction

The performance of Aggreko's business during the period has been mixed, with a marked improvement in North America, underlying growth in International, but a sharp fall in profits in Europe. Overall, better underlying progress has been made than is apparent from the headline numbers, which have been impacted by the year-on-year movement in both exchange rates and in the volumes of Sri Lankan fuel. Revenue, stated in constant currency and excluding Sri Lankan fuel, increased by 2.6% and, on the same basis, trading profit pre-exceptional items decreased by 4.0%.

Group Revenue

	2004 £ million	2003 £ million	Change %
As reported	**150.8**	159.3	(5.4%)
Translational currency impact		(6.8)	
Constant currency	**150.8**	152.5	(1.1%)
Sri Lankan Fuel	**(1.5)**	(6.9)	
Constant currency excluding Sri Lankan Fuel	**149.3**	145.6	2.6%

Group Trading Profit*

	2004 £ million	2003 £ million	Change %
As reported	**16.7**	17.8	(6.0%)
Translational currency impact		(0.3)	
Constant currency	**16.7**	17.5	(4.0%)

*pre-exceptional items

The performance of each of our regions is described below.

North America

Our North American business had an excellent first half after several periods of reducing profits. The turnaround in the performance of the business has been encouraging.

North America

As reported	2004 £ million	2003 £ million	Change %
Revenue	**46.5**	49.1	(5.2%)
Trading Profit*	**3.3**	0.6	525.9%
In local currency	**$ million**	$ million	%
Revenue	**84.8**	79.1	7.2%
Trading Profit*	**6.0**	0.9	607.4%

*pre-exceptional items

Revenue for the six months ended 30 June 2004 of $84.8 million was 7.2% ahead of the previous period. This growth was achieved despite the closure of eight of our fifty-nine locations in North America, which in the previous year had accounted for $5.5 million of revenue and $1.0 million of profit. On a like-for-like basis, excluding service centre closures, revenue grew by $10.0 million, or 13.4%. The business performance was enhanced by several large military contracts during the first half. Notwithstanding the impact of these contracts, underlying base business also grew and management remained focused on winning new business at a time when a number of service centres were being closed, headcount was being reduced and major changes to the operating structure were being implemented.

In terms of business mix, rental revenue grew 5% and services revenue grew 13%; the military contracts in particular pulled through a high level of value-added services. Power revenue for the first half was 10% ahead of prior year – again, mainly attributable to the military contracts. Temperature control revenue for the first half was 1% behind last year, whilst oil-free air revenue was 4% ahead of the prior year.

Costs were reduced early in the year, as a result of closing under-performing service centres and by reducing overheads; headcount at 30 June 2004 was 18% below the prior year. The management team was substantially re-organised and, of the seven General Managers – each of whom has operational responsibility for an area of North America – four have been recruited into the company within the last six months. This has greatly strengthened the team of people leading the business forward. The service centre closures allowed redeployment of substantial amounts of fleet to areas where it could be better used and improvements were also made to working capital, most notably on stock.

Higher revenue and lower costs resulted in trading profit pre-exceptional items increasing from $0.9 million to $6.0 million, and in the trading margin improving from 1.1% in 2003 to 7.0% in 2004.

Overall, we have made a good start to implementing our strategy in North America. The hub-and-spoke network is developing, and preparations will begin in the Autumn for a phased roll-out of our new ERP system in 2005.

Europe

As reported in our June trading update, our European business had a poor first half. Not only was demand weak, but the business, as expected, suffered from a degree of operational disruption as we rolled out the new hub-and-spoke organisation and structure.

Europe

As reported	**2004 £ million**	2003 £ million	Change %
Revenue	**49.8**	52.1	(4.5%)
Trading Profit*	**2.0**	5.7	(64.8%)
In local currency	**€ million**	€ million	%
Revenue	**74.0**	75.9	(2.6%)
Trading Profit*	**3.0**	8.4	(64.1%)

*pre-exceptional items

The UK business has implemented the centralisation of all the administration and call handling functions, but has had to do so based on our legacy IT software prior to implementing the new ERP system in the next few months. This has necessitated managing the operations of the business with many complex manual procedures, resulting in some operational disruption. On the positive side, the new National Rental Centre was taken into service ahead of schedule and this is now providing 24-hour, 7-day service, which is increasingly popular with our customers. Overall, the level of disruption we have had is no more than would be reasonable to expect in implementing a change of this magnitude.

In Benelux, which has been the test-bed of our new ERP system, the final production version went live in July, on schedule, and has been a considerable success. Our new National Rental Centre in Aachen, which will handle all calls and the administration of contracts in Benelux and Germany, is in the process of being commissioned and will go live at the end of September. The French equivalent will be in operation by the end of the year.

Revenue for the first six months of €74.0 million was 2.6% behind the prior period. Revenue grew in Southern Europe (France, Italy, Spain), but declined in the Central (Germany, Benelux) and Northern European (UK, Ireland, Nordic) businesses. Across Europe as a whole, rental revenue declined by 2.8% and services by 2.3%. In terms of product mix, power rental revenue declined by 3%, temperature control was flat against last year, and oil-free air (which is a small part of our business in Europe) declined by 10%.

Operating expenses in Europe increased by 4.2%, or €2.0 million, against the prior year. Of this increase, €1.7 million relates to an increased depreciation charge resulting from new equipment ordered by the business in the first half of 2003, but mainly delivered in the second half of last year. In terms of headcount, the lengthy consultation procedures mandated in Continental Europe, and the need to run with duplicated resources for a period in the existing service centres and in the National Rental Centres in the UK and Benelux, meant that little financial benefit accrued to the business in the first half from a reduction in headcount. In North America, whilst the majority of leavers had left the business by the end of January, in Europe most people did not leave until well into the second quarter.

As a result of lower revenue and increased costs, trading profit pre-exceptional items declined by €5.4 million, or 64.1%, and trading profit margin decreased from 11.1% to 4.1%.

Weak market conditions, along with the operational difficulties which are inevitable in such a large and complex restructuring exercise, will continue to make Europe a challenging business to manage in the second half. We are confident, however, that the customer service and financial benefits which we will gain from the new hub-and-spoke structure will provide a strong base from which to develop our European business.

International

Aggreko's International business performed well during the first half although because of the movement in the US dollar and the reduced volume of fuel shipments in Sri Lanka, this is not reflected in the reported numbers.

Revenue

	2004 £ million	2003 £ million	Change %
As reported	**54.5**	58.1	(6.3%)
Translational currency impact		(0.6)	
Constant currency	**54.5**	57.5	(5.3%)
Sri Lankan Fuel	**(1.5)**	(6.9)	
Constant currency excluding Sri Lankan Fuel	**53.0**	50.6	4.6%

Trading Profit

	2004 £ million	2003 £ million	Change %
As reported	**11.4**	11.5	(0.7%)
Translational currency impact		(0.1)	
Constant currency	**11.4**	11.4	(0.0%)

Revenue for the first half was 6.3% behind the prior year on a headline basis but, allowing for translational currency effects as well as reduced volumes of Sri Lankan fuel (which flows through our books at no margin), revenue grew by 4.6%. Reported trading profit decreased by 0.7%; in constant currency, trading profit was at the same level as the prior year.

As well as the translational currency impact, there was a significant negative transactional currency effect amounting to £3.2 million of revenue and £1.6 million of trading profit. Taking account of all currency effects, and on a like-for-like basis, the revenue of the International business grew 11.7% and trading profit 16.0%.

The International power projects business had a good first half. A number of important military contracts in the Middle East and elsewhere were renewed. We continue to serve our customers to a very high standard in the most demanding locations and the Aggreko employees who support these operations deserve the highest praise. Elsewhere, the Sri Lankan power utility, CEB, contracted with us for additional capacity in March, and we also provided power to the Saudi Electricity Company throughout the period. In South America, we remain focused on building our reputation for operational excellence and our current 30 MW installation in Venezuela is running well. A second utility project for 20 MW has recently been signed in Brazil. Throughout South America, Africa and Asia we have won a number of smaller contracts, which are helping to advance our strategy of market and geographic diversification of the business. In time, this will reduce the dependence of our International business on a small number of large customers.

Our local businesses in the Middle East and Australia also performed well. Having enjoyed an extraordinarily good year in 2003, with a large amount of military support work throughout the Gulf, the management of the Middle East business switched their focus towards the burgeoning construction market in the region as local military work declined. As a consequence, revenue has been maintained at a very high level, albeit at somewhat reduced margins. In Australia, we continue to gain market share and the business was assisted by a particularly long, hot summer which drove demand for both power and temperature control. New management and a reorganisation of our Singapore business contributed towards a sharp improvement in performance in that business.

Capital Expenditure

Our initiative to improve the effectiveness of capital expenditure has yielded good results. First, spending has been smoothed over the year, rather than being focused in the first half, and this contributed to improvements in efficiency at our assembly operation in Dumbarton as well as helping to achieve a reduction in our net debt. Secondly, improvements in specification and procurement enabled us to achieve savings in the capital costs of our rental equipment. On a like-for-like basis, our first half 2004 build cost us £3 million less than the equivalent build in 2003.

Financial Review

Overview

The profit and loss account for the six months ended 30 June 2004 is summarised below:

	6 months ended 30/6/04 Post-exceptional items £ million	6 months ended 30/6/04 Pre-exceptional items £ million	6 months ended 30/6/03 £ million	Year ended 31/12/03 £ million
Revenue	**150.8**	**150.8**	159.3	331.8
Operating profit	**3.7**	**17.4**	19.6	44.7
Profit before tax	**1.9**	**15.6**	17.2	40.1
Taxation	**(0.6)**	**(5.0)**	(5.5)	(12.8)
Profit for the financial period	**1.3**	**10.6**	11.7	27.3

Earnings per Share

Basic earnings per share for the period of 3.97 pence represent a decrease of 9.3% over the 2003 figure of 4.37 pence. Basic earnings per share for the period including the impact of exceptional items were 0.49 pence compared to 4.37 pence last year.

Exceptional Items

An exceptional charge of £13.7 million in respect of our restructuring programme has been recognised in the six months ended 30 June 2004.

Shareholders' Funds

Shareholders' funds decreased by £11.6 million in the six months ended 30 June 2004 to £174.3 million, represented by the net assets of the Group of £272.2 million before net debt of £97.9 million. The movements in shareholders' funds are analysed in Table 1 below:

Table 1: Movements in Shareholders' Funds

	£ million	£ million
As at 1 January 2004		185.9
Profit for the financial period (1)	1.3	
Dividend (2)	(6.0)	
Retained loss		(4.7)
Purchase of own shares held under trust		(3.3)
Credit in respect of employee share awards		0.1
Exchange		(3.7)
As at 30 June 2004		**174.3**

(1) Profit for the financial period includes exceptional items of £13.7 million.
(2) The proposed interim dividend for 2004 is 2.25 pence per ordinary share (2003: 2.20 pence).

Cashflow and Net Debt

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortisation) excluding exceptional items, for the first six months of 2004 amounted to £46.4 million, down 3.9% on 2003. EBITDA including exceptional items amounted to £32.7 million. The net cash inflow from operating activities during the period totalled £42.4 million (2003: £39.7 million). This funded capital expenditure of £27.8 million, which was down £14.3 million on the same period in 2003. Net debt decreased by £2.0 million during the period and, at £97.9 million, is £33.9 million lower than at 30 June 2003.

Financial Position

As a result of the decrease in net debt, gearing (net debt as a percentage of equity) at 30 June 2004 reduced to 56% from 73% at 30 June 2003.

The net interest charge for the period was £1.8 million, a decrease of £0.6 million on the same period in 2003, reflecting the lower level of net debt during the period. Interest cover pre-exceptional items remains strong at 9.6 times, compared to 8.2 times at 30 June 2003. Based on the proposed interim dividend of 2.25 pence per share, dividend cover excluding exceptional items is 1.8 times (0.2 times including exceptional items) compared with 2.0 times at 30 June 2003.

The current forecast of the effective tax rate for the full year, which has been used in the interim accounts, is 32.0% and is unchanged from the same period last year.

Currency Translation

The net overall impact of exchange rates on currency translation for the six months ended 30 June 2004 was to reduce revenue and operating profit by £6.8 million and £0.3 million respectively. In addition to the translation impact in the North American business, the year-on-year weakening of the US dollar, highlighted in Table 2 below, impacted our international power projects business, due to a significant proportion of its revenue being denominated in US dollars. Set out in Table 2 are the principal exchange rates affecting the Group's overseas profits and net assets.

Table 2 (per £ sterling)

Principal Exchange Rates

	2004 Average	**2004 Period End**	2003 Average	2003 Period End
United States Dollar	**1.82**	**1.83**	1.61	1.67
Euro	**1.49**	**1.49**	1.46	1.45

Other Operational Exchange Rates

	2004 Average	**2004 Period End**	2003 Average	2003 Period End
UAE Dirhams	**6.69**	**6.72**	5.92	6.12
Australian Dollar	**2.47**	**2.57**	2.60	2.45

(Source: Reuters)

International Financial Reporting Standards

The Group is making good progress in our project to ensure that we will be in a position to meet with the forthcoming requirement to prepare our accounts under International Financial Reporting Standards.



Rupert Soames
Chief Executive



Angus Cockburn
Finance Director

16 September 2004

Consolidated Profit and Loss Account

For the six months ended 30 June 2004 (unaudited)

	Notes	6 months ended 30 June Total before exceptional items 2004 £ million	Exceptional items (Note 2) 2004 £ million	2004 £ million	2003 £ million	Year ended 31 Dec 2003 £ million
Turnover from continuing operations	1	150.8	–	150.8	159.3	331.8
Operating expenses		(133.4)	(13.7)	(147.1)	(139.7)	(287.1)
Operating profit from continuing operations	1	17.4	(13.7)	3.7	19.6	44.7
Net interest payable		(1.8)	–	(1.8)	(2.4)	(4.6)
Profit on ordinary activities before taxation		15.6	(13.7)	1.9	17.2	40.1
Tax on profit on ordinary activities	9(iv)	(5.0)	4.4	(0.6)	(5.5)	(12.8)
Profit for the financial period		10.6	(9.3)	1.3	11.7	27.3
Dividends	4			(6.0)	(5.9)	(15.1)
Retained (loss)/profit for the financial period				(4.7)	5.8	12.2
Dividends per share (pence)	4			2.25	2.20	5.65
Basic earnings per share (pence)	5			0.49	4.37	10.17
Basic earnings per share before exceptional items (pence)	5			3.97	4.37	10.17
Diluted earnings per share (pence)	5			0.49	4.36	10.14
Diluted earnings per share before exceptional items (pence)	5			3.95	4.36	10.14

A reconciliation to historical cost profits and losses is not shown as all gains and losses are recognised in the profit and loss account under the historical cost convention.

Group Statement of Total Recognised Gains and Losses

For the six months ended 30 June 2004 (unaudited)

	Note	6 months ended 30 June 2004 £ million	2003 £ million	Year ended 31 Dec 2003 £ million
Profit for the financial period		1.3	11.7	27.3
Exchange translation (losses)/gains	8	(3.7)	1.0	0.1
Total recognised gains and losses for the financial period		(2.4)	12.7	27.4

Consolidated Balance Sheet
As at 30 June 2004 (unaudited)

	Notes	30 June 2004 £ million	30 June 2003 £ million	31 Dec 2003 £ million
Fixed assets				
Intangible assets		**2.8**	3.3	3.0
Tangible assets		**273.4**	299.7	282.4
		276.2	303.0	285.4
Current assets				
Stocks		**24.3**	28.9	23.1
Debtors		**67.7**	69.2	62.2
Cash at bank and in hand		**5.6**	8.0	6.6
		97.6	106.1	91.9
Creditors – amounts falling due within one year				
– borrowings	6	**(4.3)**	(9.4)	(1.2)
– other creditors		**(63.3)**	(67.0)	(57.8)
Net current assets		**30.0**	29.7	32.9
Total assets less current liabilities		**306.2**	332.7	318.3
Creditors – amounts falling due after more than one year				
– borrowings	6	**(99.2)**	(130.4)	(105.3)
Provisions for liabilities and charges	7	**(32.7)**	(21.9)	(27.1)
Net assets		**174.3**	180.4	185.9
Capital and reserves				
Called up share capital		**53.6**	53.6	53.6
Share premium account		**5.7**	5.7	5.7
Capital redemption reserve		**0.1**	0.1	0.1
Profit and loss account		**129.4**	130.9	137.3
Other reserves (exchange)		**(14.5)**	(9.9)	(10.8)
Equity Shareholders' funds	8	**174.3**	180.4	185.9

Consolidated Cash Flow Statement

For the six months ended 30 June 2004 (unaudited)

	Notes	**6 months ended 30 June 2004 £ million**	6 months ended 30 June 2003 £ million	Year ended 31 Dec 2003 £ million
Net cash inflow from continuing operating activities	3(i)	**42.4**	39.7	96.6
Returns on investments and servicing of finance		**(2.1)**	(2.4)	(4.6)
Taxation		**(2.0)**	(6.8)	(10.4)
Capital expenditure and financial investment	3(ii)	**(26.3)**	(38.2)	(55.2)
Equity dividends paid		**(9.2)**	(9.0)	(14.9)
Management of liquid resources		**–**	0.7	0.8
Financing		**(4.0)**	17.1	(12.4)
(Decrease)/increase in cash in the period		**(1.2)**	1.1	(0.1)

Reconciliation of net cash flow to movement in net debt

For the six months ended 30 June 2004 (unaudited)

	Note	**6 months ended 30 June 2004 £ million**	6 months ended 30 June 2003 £ million	Year ended 31 Dec 2003 £ million
(Decrease)/increase in cash in the period		**(1.2)**	1.1	(0.1)
Cash outflow/(inflow) from movement in debt		**0.9**	(17.1)	12.4
Cash inflow from movement in liquid resources		**–**	(0.7)	(0.8)
Changes in net debt arising from cash flows		**(0.3)**	(16.7)	11.5
Exchange		**2.3**	2.1	5.8
Movement in net debt in period		**2.0**	(14.6)	17.3
Net debt at beginning of period		**(99.9)**	(117.2)	(117.2)
Net debt at end of period	3(iii)	**(97.9)**	(131.8)	(99.9)

Notes to the Interim Accounts
For the six months ended 30 June 2004 (unaudited)

1. Segmental analysis by geographical area

	Turnover			Operating profit		
	6 months ended 30 June 2004 £ million	6 months ended 30 June 2003 Restated £ million	Year ended 31 Dec 2003 Restated £ million	6 months ended 30 June 2004 £ million	6 months ended 30 June 2003 £ million	Year ended 31 Dec 2003 Restated £ million
Europe	**49.8**	52.1	113.1	**2.0**	5.7	12.3
North America	**46.5**	49.1	110.8	**3.3**	0.6	8.9
International	**54.5**	58.1	107.9	**11.4**	11.5	20.9
	150.8	159.3	331.8	**16.7**	17.8	42.1
Gain on sale of tangible fixed assets				**0.7**	1.8	2.6
Operating profit before exceptional items				**17.4**	19.6	44.7
Operating exceptional items				**(13.7)**	–	–
				3.7	19.6	44.7

(i) Turnover to third parties by destination is not materially different from turnover to third parties by origin. In the opinion of the Directors, the supply of temporary power, temperature control, oil-free compressed air and related services constitutes one class of business.
(ii) In accordance with how management monitors the business the results of our operations in Trinidad and Barbados are now included in the International segment instead of the North American segment as previously reported. Comparative figures have been restated but the effect is not considered material.

2. Exceptional items
The exceptional charge in the period relates to the restructuring programme and comprises £7.3 million in respect of redundancy and related costs, £4.7 million in respect of property costs and £1.7 million of other costs. Geographically this exceptional charge can be split into Europe £9.7 million, North America £3.1 million and other £0.9 million.

3. Notes to cash flow statement

	6 months ended 30 June 2004 £ million	6 months ended 30 June 2003 £ million	Year ended 31 Dec 2003 £ million
(i) Reconciliation of operating profit to net cash inflow from continuing operating activities			
Operating profit	**3.7**	19.6	44.7
Depreciation and amortisation	**30.9**	28.6	58.9
(Increase)/decrease in stocks	**(1.5)**	(4.2)	0.9
(Increase)/decrease in debtors	**(6.8)**	(5.3)	0.4
Increase/(decrease) in creditors	**8.5**	3.2	(5.7)
Movements in provisions for liabilities and charges	**8.3**	–	–
Other items not involving movement of cash	**(0.7)**	(2.2)	(2.6)
Net cash inflow from continuing operating activities	**42.4**	39.7	96.6
Included in Other items not involving the movement of cash:			
Gain on sale of tangible fixed assets	**(0.7)**	(1.8)	(2.6)
(ii) Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(27.8)**	(42.1)	(61.9)
Proceeds from disposal of tangible fixed assets	**1.5**	3.9	6.7
Net cash outflow for capital expenditure and financial investment	**(26.3)**	(38.2)	(55.2)

Notes to the Interim Accounts continued

For the six months ended 30 June 2004 (unaudited)

3. Notes to cash flow statement continued

(iii) Analysis of movement in net debt

	Net debt at 31 Dec 2003 £ million	Cash flow £ million	Exchange £ million	**Net debt at 30 June 2004 £ million**
Cash				
Cash at bank and in hand	6.1	(0.8)	(0.2)	**5.1**
Overdrafts	–	(0.4)	–	**(0.4)**
	6.1	(1.2)	(0.2)	**4.7**
Liquid resources				
Deposits maturing within one year	0.5	–	–	**0.5**
Financing				
Debt due within one year	(1.2)	(2.7)	–	**(3.9)**
Debt due after one year	(105.3)	3.6	2.5	**(99.2)**
	(99.9)	(0.3)	2.3	**(97.9)**

4. Dividends

An interim dividend of 2.25 pence per share has been declared and will be paid on 19 November 2004 to holders of all ordinary shares whose names are registered at close of business on 22 October 2004.

5. Earnings per share

Basic earnings per share have been calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of shares in issue during the period, excluding shares held by the Aggreko Employees Benefit Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

	6 months ended 30 June 2004 million	6 months ended 30 June 2003 million	Year ended 31 Dec 2003 million
Weighted average number of shares	**267.8**	267.8	267.8
Diluted weighted average number of shares	**269.0**	268.8	268.8

The calculation of earnings per ordinary share on a basis which excludes exceptional items is based on the following adjusted earnings:

Profit for the financial period	**1.3**	11.7	27.3
Exclude exceptional items (net of attributable taxation)	**9.3**	–	–
Adjusted earnings	**10.6**	11.7	27.3

6. Borrowings

The profile of the Group's financial liabilities at 30 June 2004, was as follows:

	Floating rate £ million	Fixed rate £ million	Total £ million
Sterling	7.1	12.6	19.7
US Dollar	38.0	22.2	60.2
Euro	18.5	4.7	23.2
Other Currencies	0.4	–	0.4
At 30 June 2004	**64.0**	**39.5**	**103.5**
Sterling	16.5	15.0	31.5
US Dollar	56.3	27.0	83.3
Euro	6.1	18.9	25.0
At 30 June 2003	78.9	60.9	139.8
Sterling	10.0	7.5	17.5
US Dollar	26.6	38.8	65.4
Euro	4.2	19.4	23.6
At 31 December 2003	40.8	65.7	106.5

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 30 June 2004 was as follows:

	30 June 2004 £ million	30 June 2003 £ million	31 Dec 2003 £ million
Within 1 year, or on demand	**4.3**	9.4	1.2
Between 1 and 2 years	**–**	–	105.3
Between 2 and 5 years	**99.2**	130.4	–
	103.5	139.8	106.5

7. Provisions for liabilities and charges

	Reorganisation and restructuring £ million	Deferred tax £ million	Total £ million
At 1 January 2004	–	27.1	27.1
New provisions	11.7	–	11.7
Profit and loss account	–	(2.3)	(2.3)
Utilised during period	(3.4)	–	(3.4)
Exchange	–	(0.4)	(0.4)
At 30 June 2004	**8.3**	**24.4**	**32.7**

The provision for reorganisation and restructuring comprises the estimated costs of restructuring the Group's North American and European operations and the provisions are generally in respect of severance, property and related costs. The provision is expected to be fully utilised during the next 18 to 24 months.

Notes to the Interim Accounts continued
For the six months ended 30 June 2004 (unaudited)

8. Reconciliation of movements in shareholders' funds

	Called up share capital £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserve (exchange) £ million	Capital and reserves £ million
Profit for the financial period	–	–	–	1.3	–	1.3
Dividends	–	–	–	(6.0)	–	(6.0)
Purchase of own shares held under trust	–	–	–	(3.3)	–	(3.3)
Credit in respect of employee share awards	–	–	–	0.1	–	0.1
Other recognised losses (Note (i))	–	–	–	–	(3.7)	(3.7)
Net reduction to shareholders' funds	–	–	–	(7.9)	(3.7)	(11.6)
Opening shareholders' funds	53.6	5.7	0.1	137.3	(10.8)	185.9
Closing shareholders' funds	**53.6**	**5.7**	**0.1**	**129.4**	**(14.5)**	**174.3**

(i) Included in the net exchange losses are exchange gains of £2.7 million arising on borrowings denominated in foreign currencies designated as hedges of net investments overseas, offset by exchange losses of £6.4 million relating to the translation of overseas results and net assets.

9. Basis of preparation of interim Accounts
(i) The interim Accounts have been prepared in accordance with the guidance published by the Accounting Standards Board.

(ii) The interim Accounts have been prepared on the basis of the accounting policies described on pages 48 and 49 of the 2003 Annual Report and Accounts, except for the new accounting policy for own shares held under trust as detailed in Note (iii) below, and should be read in conjunction with those Report and Accounts.

(iii) Shares in the Company purchased for the Long Term Incentive Plan and Co Investment Plan are held under trust. The cost of awards made by the trust, being the intrinsic value of the share options granted, is taken to the profit and loss account on a straight line basis over the period in which performance is measured. Own shares held under trust have been deducted in arriving at shareholders' funds.

(iv) The taxation charge for the period is based on an estimate of the Group's expected annual effective rate of tax for 2004 which is currently estimated to be 32.0%.

(v) The results for the half years to 30 June 2004 and 2003 are unaudited but have been reviewed by the Group's auditors, whose report is on page 19.

(vi) The statutory Accounts for 2003 have been delivered to the Registrar of Companies. The report of the auditors on those Accounts was unqualified and did not contain a statement under either Section 237(2) or 237(3) of the Companies Act 1985.

10. Date of approval
The interim Accounts were approved by the Board of Directors on 16 September 2004.

Independent Review Report to Aggreko plc

Introduction
We have been instructed by the company to review the financial information which comprise the consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet, consolidated cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purposes of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
16 September 2004

Shareholder Information

Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £12. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases) during market hours. Please note that this service is only available for dealing by post. Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

Payment of Dividends by BACS

Many shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid direct to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in November 2004.

Online Shareholder Services

Shareholders may wish to take advantage of the "Online" enquiry service offered by the Registrar. This service allows the shareholder to access his own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an "Information Zone" which provides answers to many questions frequently asked by shareholders.

Officers and Advisers

Secretary and Registered Office

A Paul Allen
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
UNITED KINGDOM
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. SC177553

Registrars and Transfer Office

Capita Registrars
The Registry
34 Beckenham Road
BECKENHAM
Kent BR3 4TU
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

Stockbrokers

Cazenove – London
Hoare Govett Limited – London

Auditors

PricewaterhouseCoopers LLP – Glasgow
Chartered Accountants

Financial Calendar

	6 Months Ended 30 June 2004	Year ending 31 December 2004
Results announced	16 September 2004	Early March 2005
Report posted	27 September 2004	Mid March 2005
Annual General Meeting		Late April 2005
Ex-dividend date	20 October 2004	Late April 2005
Dividend record date	22 October 2004	Late April 2005
Dividend payment date	19 November 2004	Late May 2005

Financial Summary

Half Year	Jun 00	Jun 01	Jun 02	Jun 03	Jun 04
Turnover (£ million)	124.2	157.3	167.7	159.3	**150.8**
Trading profit (£ million)*	25.2	30.2	26.3	17.8	**16.7****
Trading margin (%)	20.3	19.2	15.7	11.2	**11.1****
Interest (£ million)	(3.3)	(4.7)	(3.1)	(2.4)	**(1.8)**
Profit before tax (£ million)	22.5	26.6	25.6	17.2	**15.6**
Basic earnings per share (pence)	5.40	6.29	6.05	4.37	**3.97**
Net operating assets (£ million)	272.3	334.2	338.6	344.5	**304.9**
Net debt (£ million)	(130.2)	(151.8)	(134.0)	(131.8)	**(97.9)**
Shareholders' funds (£ million)	109.0	146.3	169.4	180.4	**174.3**

*Trading profit represents operating profit before gain on sale of tangible fixed assets.
**Pre-exceptional items

Full Year	Dec 00	Dec 01	Dec 02	Dec 03
Turnover (£ million)	279.5	325.8	340.1	**331.8**
Trading profit (£ million)*	66.8	73.5	58.2	**42.1**
Trading margin (%)	23.9	22.6	17.1	**12.7**
Interest (£ million)	(8.0)	(9.1)	(6.1)	**(4.6)**
Profit before tax (£ million)	60.8	67.1	55.1	**40.1**
Basic earnings per share (pence)	14.51	15.77	13.03	**10.17**
Net operating assets (£ million)	284.5	335.2	328.0	**323.7**
Net debt (£ million)	(116.2)	(133.2)	(117.2)	**(99.9)**
Shareholders' funds (£ million)	131.0	162.2	173.6	**185.9**

*Trading profit represents operating profit before gain on sale of tangible fixed assets.



Head office
Aggreko plc
121 West Regent Street
Glasgow G2 2SD
United Kingdom
Telephone 0141 225 5900
Fax 0141 225 5949
www.aggreko.com

Companies House

— for the record —

Company Name
AGGREKO PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
SC177553
Information extracted from Companies House records on 26th June 2004



SEC MAIL
RECEIVED
PROCESSING
DEC 0 6 2004
WASH, D.C.
202
SECTION

Section 1: Company details

Ref: SC177553/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	121 West Regent Street Glasgow G2 2SD	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7132 Rent civil engineering machinery	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Arthur Paul ALLEN **Address** Lindisfarne 4 West Montrose Street Helensburgh Dunbartonshire G84 9JS	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Arthur Paul ALLEN ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Angus George COCKBURN **Address** 27 Dreghorn Loan Edinburgh Midlothian EH13 0DF **Date of birth** 24/06/1963 **Nationality** British **Occupation** Finance Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Angus George COCKBURN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Roy Vickers MCGLONE MA(OXON) ACA,ACT **Address** Walnut Cottage Binfield Heath Henley-On-Thames Oxfordshire RG9 4DP **Date of birth** 22/08/1953 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Roy Vickers MCGLONE MA(OXON) ACA,ACT ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Hendrik Jan Adriaan MOLENAAR **Address** Rusbergseweg 369 4838 Ed Breda Netherlands **Date of birth** 30/03/1964 **Nationality** Dutch **Occupation** Manager	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Hendrik Jan Adriaan MOLENAAR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Hargreaves NORTHRIDGE **Address** Broadoak House Heathside Park Road Woking Surrey GU22 7JE **Date of birth** 31/01/1956 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a servic address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Nigel Hargreaves NORTHRIDGE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Philip ROGERSON **Address** 56 Vogans Mill Mill Street London SE1 2BZ **Date of birth** 01/01/1945 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Philip ROGERSON ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Andrew Cameron SALVESEN **Address** Findrack Torphins Aberdeenshire AB31 4LJ **Date of birth** 05/09/1947 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Andrew Cameron SALVESEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Frederick Alexander Bruce SHEPHERD **Address** 46 Heriot Row Edinburgh Midlothian EH3 6EX **Date of birth** 24/11/1942 **Nationality** British **Occupation** Managing Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Frederick Alexander Bruce SHEPHERD ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** The Hon Rupert Christopher SOAMES **Address** Ridge Barn Farm House Ridgebarn Lane, Cuddington Aylesbury Buckinghamshire HP18 0AE **Date of birth** 18/05/1959 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a serv. address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date The Hon Rupert Christopher SOAMES ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** George Pinckney WALKER **Address** 14011 Windy Stream Lane Houston Texas Usa 77044 **Date of birth** 22/05/1957 **Nationality** American **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date George Pinckney WALKER ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

ORDINARY 20 PENCE

Number of shares issued

267,890,190

Aggregate Nominal Value of issued shares

£53,578,038.00

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

267,890,190

Aggregate Nominal Value of issued shares

£53,578,038.00

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [ ] A list of changes is enclosed
- [x] A full list of members is enclosed

The last full list of members was received on: 21/07/2003

REMEMBER:

Changes *to shareholder particulars or details of shares transferred to be* ***completed each year***
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
st joint shareholders consecutively

Company Number - SC177553

Section 4: Details of New Shareholders and Transfers (A) (ii)

- Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.
- Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.
- Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.
- Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	**Class and number of shares or amount of stock held**	**Class and number of shares or amount of stock transferred** (If appropriate)	**Date of registration of transfer** (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

- Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

- Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		



Company Number - SC177553

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 03 / 08 / 2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *21/7/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **21st July 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name PAUL ALLEN

Telephone number *inc code* 0141 225 5900

Address AGGREKO plc
121 WEST REGENT ST
GLASGOW

DX number *if applicable*

DX exchange

Postcode G2 2SD